NEWS RELEASE

 Trading Symbols

TSX V:  IXS

 OTCBB: IXSBF

No. 06-11

INNEXUS BIOTECHNOLOGY ANNOUNCES

A PRIVATE PLACEMENT OF UP TO USD $5,500,000

SCOTTSDALE, ARIZONA;  July 18, 2006 - InNexus Biotechnology Inc. (the “Company”) has negotiated a private placement with SDS Capital Group, SPC, Ltd. and RAB Capital plc. for gross proceeds of up to USD$5,500,000 (the “Placement”).

The Placement will be in the form of units (the “Units”).  The purchase price for each Unit will be CDN$0.45.  Each Unit will be comprised of one prepaid warrant (the “Prepaid Warrant”) which will convert into one common share of the Company (the “Common Share”) for no additional consideration immediately following the closing of the Placement (the “Closing Date”), and sixty five percent of a share purcahase warrant (the “Warrant”).  Each full Warrant will entitle the holder to purchase an additional Common Share for CDN$0.50 for 2 years following the Closing Date.

Proceeds of the private placement will be used to fund .

Finders fees of 6% of the gross proceeds to a maximum of USD$5,000,000 will be payable and 80,000 finder’s warrants will be issued upon completion of the placement.

Regulatory Matters

Completion of the above financing is subject to satisfaction of a number of conditions precedent, including completion of legal documentation and due diligence satisfactory to the purchasers, and receipt of all necessary regulatory approvals, including TSX-V acceptance for filing.

The offered securities have not been, nor will be, registered under the United Sates Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the Unities States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which improve the potency of existing antibody products while opening new markets and disease applications. Both platforms utilize unique, novel and patented methods and technologies of InNexus. InNexus is headquartered in Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus please visit www.innexusbiotech.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company's proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“Alton Charles Morgan”

Dr. Alton Charles Morgan

President

To contact us: Telephone: 1-877-990-8382 / Email: business@innexusbiotech.com / Email: investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Endnotes

2760 – 200 Granville Street, Vancouver, BC, V6C 1S4

Telephone:  604 696-3602  Toll Free:  1-877-990-8382